EXHIBIT 99.1

POET Launches Campaign with AGORACOM for Online Marketing and Social Media Engagement

TORONTO, Dec. 09, 2020 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, is pleased to announce that it has launched a marketing campaign through AGORACOM for the purposes of raising the visibility and awareness of the Company on key online platforms while also facilitating education and increased understanding of POET’s technology, development progress and market opportunities.

Significant Exposure Through AGORACOM Digital Network
In 2019, AGORACOM has served over 350 public companies and surpassed 600 million page views, exceeding industry engagement metrics by over 400%.

The POET HUB, containing multiple landing pages, videos, photos and other helpful information, will be updated regularly over the course of the engagement and go-live on December 10, 2020 at: https://agoracom.com/ir/POETTechnologies

The POET HUB will receive significant exposure through continuous brand impression, content marketing, search engine marketing and social media engagement throughout the entire AGORACOM network. AGORACOM is the only small-cap marketing firm to hold a Twitter Verified badge, averaging 4.2 million Twitter impressions per month in 2019.

“Beyond The Press Release” Interviews on AGORACOM Discussion Forum
POET has also launched a Discussion Forum on AGORACOM that will serve as a media and communications platform to provide expanded information about the Company and its technology to both current and prospective shareholders in a fully moderated environment. The new Discussion Forum will exclusively feature a “Beyond the Press Release” interview series with POET’s executive management team, which will include in-depth reviews and highlights from the Company’s most recent press releases. The first of the “Beyond The Press Release” Interviews can be found at: https://agoracom.com/ir/POETTechnologies/forums/discussion/topics/750580-video-poet-technologies-launch-of-lightbar-for-data-centers-is-an-inflection-point-for-the-company/messages/2291701#message

The POET discussion forum can be found at: https://agoracom.com/ir/POETTechnologies/forums/discussion

Verified officers at launch will be: Vivek Rajgarhia, President & General Manager and Thomas Mika, Executive Vice President and Chief Financial Officer.

The AGORACOM marketing campaign is scheduled to run for a period of 12-months at a total annual cost of C$75,000 plus HST, which will be paid entirely in shares of POET’s common stock at various intervals after services have been rendered. The shares to be issued will not be issued at a discount. The Company will issue 30,268 shares at today’s closing price of C$0.56 associated with the initial payment for services rendered to-date. The issuance of all shares related to the marketing campaign agreement are subject to the TSX Venture Exchange policies and regulatory approvals.

About AGORACOM
AGORACOM is a pioneer of online marketing, broadcasting, conferences and investor relations services to North American small and mid-cap public companies, with more than 300 companies served. AGORACOM is the home of more than 7.7 million investors that visited 55.2 million times and read over 600 million pages of information over the last 10 years. The average visit of 8min 43sec is more than double that of global financial sites, which can be attributed to the implementation and enforcement of the strongest moderation rules in the industry.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact for POET: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact for POET: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its planned joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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